UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE OF 1934
                               (AMENDMENT NO. 2)*



                                      HAVAS
                                      -----
                                (Name of Issuer)

            ORDINARY SHARES, NOMINAL VALUE (EURO)0.40 PER SHARE, AND AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE (1) ORDINARY SHARE
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                     419313101 (AMERICAN DEPOSITARY SHARES)
                     --------------------------------------
                                 (CUSIP Number)



     CEDRIC DE BAILLIENCOURT                         RICHARD A. POLLACK, ESQ.
           TOUR BOLLORE                              SULLIVAN & CROMWELL LLP
    31/32 QUAI DE DION BOUTON                            125 BROAD STREET
      92800 PUTEAUX, FRANCE                          NEW YORK, NEW YORK 10004
  TELEPHONE: (33) 1 46 96 48 97                     TELEPHONE: (212) 558 4000
   TELEFAX: (33) 1 46 96 48 76                       TELEFAX: (212) 558 3588

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 APRIL 22, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

              If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

              NOTE:  Schedules  filed in paper  format  shall  include  a signed
original  and  five  copies  of  the  schedule,   including  all  exhibits.  See
ss.240.13d-7 for other parties to whom copies are to be sent.

              *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

              The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following pages)

                                  SCHEDULE 13D

--------------------                             -------------------------------
CUSIP NO.  419313101                             PAGE    2    OF    12   PAGES
                                                      -------    --------
--------------------                             -------------------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Vincent Bollore
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
          (SEE INSTRUCTIONS)                                             (B) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
          AF, PF
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          France
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              1,000
                         -------------------------------------------------------
   NUMBER OF             8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 87,429,841
 OWNED BY EACH           -------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
  PERSON WITH
                              1,000
                         -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              87,429,841
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          87,430,841
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.39%*
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          HC, IN
--------------------------------------------------------------------------------

* The denominator is based on 428,845,152 Ordinary Shares, as reported by Euronext Paris on April 4, 2005 (the most recently available report). 20.75% of the voting rights, based on a total number of voting rights of 421,411,035, as published by the Autorite des Marches Financiers on April 21, 2005.

                                  SCHEDULE 13D

--------------------                             -------------------------------
CUSIP NO.  419313101                             PAGE    3    OF    12   PAGES
                                                      -------    --------
--------------------                             -------------------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Bollore Medias Investissements
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
          (SEE INSTRUCTIONS)                                             (B) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
          WC, AF
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          France
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              -0-
                         -------------------------------------------------------
   NUMBER OF             8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 87,429,741
 OWNED BY EACH           -------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
  PERSON WITH
                              -0-
                         -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              87,429,741
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          87,429,741
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.39%*
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------------------------------------------------------------------------------

* The denominator is based on 428,845,152 Ordinary Shares, as reported by Euronext Paris on April 4, 2005 (the most recently available report). 20.75% of the voting rights, based on a total number of voting rights of 421,411,035, as published by the Autorite des Marches Financiers on April 21, 2005.

                                  SCHEDULE 13D

--------------------                             -------------------------------
CUSIP NO.  419313101                             PAGE    4    OF    12   PAGES
                                                      -------    --------
--------------------                             -------------------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Bollore Investissement
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
          (SEE INSTRUCTIONS)                                             (B) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
          WC
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          France
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              100
                         -------------------------------------------------------
   NUMBER OF             8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 87,429,741
 OWNED BY EACH           -------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
  PERSON WITH
                              100
                         -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              87,429,741
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          87,429,841
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.39%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------------------------------------------------------------------------------
* The denominator is based on 428,845,152 Ordinary Shares, as reported by Euronext Paris on April 4, 2005 (the most recently available report). 20.75% of the voting rights, based on a total number of voting rights of 421,411,035, as published by the Autorite des Marches Financiers on April 21, 2005.

                                  SCHEDULE 13D

--------------------                             -------------------------------
CUSIP NO.  419313101                             PAGE    5    OF    12   PAGES
                                                      -------    --------
--------------------                             -------------------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Cedric de Bailliencourt
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
          (SEE INSTRUCTIONS)                                             (B) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
          PF
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          France
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              100
                         -------------------------------------------------------
   NUMBER OF             8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 -0-
 OWNED BY EACH           -------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
  PERSON WITH
                              100
                         -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          100
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.00%*
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------
* The denominator is based on 428,845,152 Ordinary Shares, as reported by Euronext Paris on April 4, 2005 (the most recently available report). 0.00% of the voting rights, based on a total number of voting rights of 421,411,035, as published by the Autorite des Marches Financiers on April 21, 2005.

                                  SCHEDULE 13D

--------------------                             -------------------------------
CUSIP NO.  419313101                             PAGE    6    OF    12   PAGES
                                                      -------    --------
--------------------                             -------------------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Marc Bebon
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
          (SEE INSTRUCTIONS)                                             (B) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
          PF
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          France
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              100
                         -------------------------------------------------------
   NUMBER OF             8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 -0-
 OWNED BY EACH           -------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
  PERSON WITH
                              100
                         -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          100
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.00%*
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------
* The denominator is based on 428,845,152 Ordinary Shares, as reported by Euronext Paris on April 4, 2005 (the most recently available report). 0.00% of the voting rights, based on a total number of voting rights of 421,411,035, as published by the Autorite des Marches Financiers on April 21, 2005.

                                  SCHEDULE 13D

--------------------                             -------------------------------
CUSIP NO.  419313101                             PAGE    7    OF    12   PAGES
                                                      -------    --------
--------------------                             -------------------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Thierry Marraud
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
          (SEE INSTRUCTIONS)                                             (B) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
          PF
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          France
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              100
                         -------------------------------------------------------
   NUMBER OF             8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 -0-
 OWNED BY EACH           -------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
  PERSON WITH
                              100
                         -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          100
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.00%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------
* The denominator is based on 428,845,152 Ordinary Shares, as reported by Euronext Paris on April 4, 2005 (the most recently available report). 0.00% of the voting rights, based on a total number of voting rights of 421,411,035, as published by the Autorite des Marches Financiers on April 21, 2005.

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 2 to Statement on Schedule 13D (the "AMENDMENT NO. 2") amends and supplements the Statement on Schedule 13D, originally filed on October 26, 2004, as amended and supplemented by Amendment No. 1 to Statement on Schedule 13D, filed on December 27, 2004, and relates to the ordinary shares, nominal value (euro)0.40 per share (the "ORDINARY SHARES") of Havas, a French societe anonyme (the "ISSUER") with its principal executive offices located at 2 allee de Longchamp, 92281 Suresnes Cedex, France.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2(a)-(c), (f) is hereby amended and supplemented by adding the following two paragraphs at the end of the current description:

In connection with their proposed resolutions for consideration at the Issuer's 2005 annual meeting of shareholders, as described under Item 4 below, each of Bollore Investissement, a French societe anonyme ("BI"), Mr. Cedric de Bailliencourt, an authorized officer of BI, Mr. Marc Bebon, the President of BMI, and Mr. Thierry Marraud, the director of finance of the Bollore Group purchased Ordinary Shares and became members of the filing group with respect to the Ordinary Shares subject to this Amendment No. 2. This Amendment No. 2 is being filed on behalf of BMI, BI and Messrs Bollore, de Bailliencourt, Bebon and Marraud (collectively, the "BOLLORE FILING PERSONS").

The information concerning the name, state of organization, principal business and the principal business address of BI, and the information concerning the name, business address, present principal occupation, and the citizenship/place of organization of Messrs. de Bailliencourt, Bebon and Marraud and each of the executive officers, directors and controlling person of BI is set forth on
Exhibit 1 hereto.

Item 2(d)-(e) is hereby replaced and superseded in its entirety by the following description:

(d)-(e) During the last five years, none of the Bollore Filing Persons, nor, to the best of their knowledge, any of the directors, executive officers, general partners or controlling persons of BMI or BI has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby replaced and superseded in its entirety by the following description:

The Ordinary Shares, the ownership of which is reported on this Schedule 13D, were acquired by Mr. Bollore, BI and BMI with the intention of increasing (in the aggregate) the Bollore Group's investment in the share capital of the Issuer with a view towards requesting and acquiring representation of the Bollore Group on the Issuer's board of directors (conseil d'administration). The Ordinary Shares acquired by Mr. Bollore personally, the Ordinary Shares acquired by BI directly and the Ordinary Shares acquired by Messrs. de Bailliencourt, Bebon and Marraud were acquired solely for the purpose of their qualifying to serve as the Issuer's directors. Messrs. de Bailliencourt, Bebon and Marraud disclaim any other purpose or membership in the filing group.

On April 22, 2005, BMI sent a letter to the president of the Issuer, requesting that four resolutions be proposed to the Issuer's shareholders for their consideration at the annual meeting of shareholders scheduled to be held on June 9, 2005. The first proposed resolution called for the nomination of BMI, represented by Mr. Bebon, to the Issuer's board of directors; the second proposed resolution called for the nomination of Mr. Bollore to the Issuer's board of directors; the third proposed resolution called for the nomination of BI, represented by Mr. de Bailliencourt, to the Issuer's board of directors; and the fourth proposed resolution called for the nomination of Mr. Marraud to the Issuer's board of directors.

Depending on the future evolution of the market and the Bollore Group's relationship with the Issuer's management, the Bollore Filing Persons may retain or, from time to time, increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal restrictions on their ability to do so. The Bollore Filing Persons do not currently intend to take control of the Issuer. Mr. Bollore on behalf of the Bollore Group has publicly declared these intentions in France through filings with the Autorite des Marches Financiers. Other than such previously publicized intentions, neither the Bollore Filing Persons nor any of the persons or entities identified in Exhibit 1 has any present plan or intention that would result in or relate to any of the transactions described in subparagraphs (b), (c), (e), (f), (g), (h), (i) or (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) is hereby replaced and superseded in its entirety by the following description:

(a) See items 11 and 13 of the cover pages to this Amendment No. 2 for the aggregate number of shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons.

As of April 4, 2005, there were 428,845,152 Ordinary Shares, as reported by Euronext Paris (the most recently available report). As of April 21, 2005, there were 421,411,035 voting rights, as published by the Autorite des Marches Financiers.

As of the filing date of this Amendment No. 2, BMI beneficially owns 87,429,741 Ordinary Shares, which represents approximately 20.39% of the Ordinary Shares and 20.75% of the voting rights.

BI indirectly controls BMI, and thus, as of the filing date of this Amendment No. 2, may be considered to have beneficial ownership of the aggregate 87,429,741 Ordinary Shares beneficially owned by BMI. In addition to the 100 Ordinary Shares BI beneficially owns, as of the filing date of this Amendment No. 2, BI may be considered to have beneficial ownership of an aggregate of 87,429,841 Ordinary Shares, which represents approximately 20.39% of the Ordinary Shares and 20.75% of the voting rights.

As of the filing date of this Amendment No. 2, each of Messrs. de Bailliencourt, Bebon and Marraud beneficially owns 100 Ordinary Shares, which holding represents approximately 0.00% of the Ordinary Shares and 0.00% of the voting rights.

Mr. Bollore indirectly controls BMI and BI, and thus, as of the filing date of this Amendment No. 2, may be considered to have beneficial ownership of the aggregate 87,429,841 Ordinary Shares beneficially owned by BMI and the 100 beneficially owned by BI. In addition to the 1,000 Ordinary Shares Mr. Bollore beneficially owns, as of the filing date of this Amendment No. 2, Mr. Bollore may be considered to have beneficial ownership of an aggregate of 87,430,841 Ordinary Shares, which represents approximately 20.39% of the Ordinary Shares and 20.75% of the voting rights.

(b) See items 7 through 10 of the cover pages to this Amendment No. 2 for the number of Ordinary Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

BMI has both voting power and dispositive power with respect to the Ordinary Shares indicated as owned of record by it in Item 5(a). However, BI, who indirectly controls BMI, directs the investments and voting of BMI. Thus, BI shares voting power and dispositive power with respect to the Ordinary Shares owned by BMI.

Each of BMI and BI has both voting power and dispositive power with respect to the Ordinary Shares indicated as owned of record by it in Item 5(a). However, Vincent Bollore, who controls BMI and BI through his indirect controlling interests in the parent companies of BMI and BI, directs the investments and voting of BMI and BI. Thus, Mr. Bollore shares voting power and dispositive power with respect to the Ordinary Shares owned by BMI and BI.

(c) The amended description of Item 2(a)-(c), (f) is incorporate by reference herein.

Exhibit 2 describes the transactions effected by the Bollore Filing Persons in the past 60 days. All such transactions were effected on the Paris stock exchange (Euronext Paris).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by replacing the second paragraph of the current disclosure with the following paragraph:

Other than the relationships mentioned above and except for the Joint Filing Agreements, dated as of October 26, 2004 and as of December 27, 2004, which were previously filed, and the Joint Filing Agreement, dated as of April 26, 2005, attached as Exhibit 3 hereto, to the knowledge of the Bollore Filing Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 (including those persons named in
Exhibit 1) and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.   Exhibit Description
-----------   -------------------

Exhibit 1 Information Concerning Reporting Persons and Their Executive Officers and Directors

Exhibit 2 Transactions in Havas Ordinary Shares by the Bollore Filing Persons in the past 60 days

Exhibit 3     Joint Filing Agreement, dated April 26, 2005.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 28, 2005


                                    VINCENT BOLLORE

                                    By: /s/ Cedric de Bailliencourt*
                                        ----------------------------------------
                                        Name:  Cedric de Bailliencourt
                                        Title: Attorney-in-fact


                                    BOLLORE MEDIAS INVESTISSEMENTS

                                    By: /s/ Cedric de Bailliencourt*
                                        ----------------------------------------
                                        Name:  Cedric de Bailliencourt
                                        Title: Attorney-in-fact


                                    BOLLORE INVESTISSEMENT

                                    By: /s/ Cedric de Bailliencourt*
                                        ----------------------------------------
                                        Name:  Cedric de Bailliencourt
                                        Title: Attorney-in-fact


                                    MARC BEBON

                                    By: /s/ Cedric de Bailliencourt*
                                        ----------------------------------------
                                        Name:  Cedric de Bailliencourt
                                        Title: Attorney-in-fact


                                    CEDRIC DE BAILLIENCOURT

                                    By: /s/ Cedric de Bailliencourt*
                                        ----------------------------------------
                                        Name:  Cedric de Bailliencourt


                                    THIERRY MARRAUD

                                    By: /s/ Cedric de Bailliencourt*
                                        ----------------------------------------
                                        Name:  Cedric de Bailliencourt
                                        Title: Attorney-in-fact


* Duly authorized under the Joint Filing Agreement, dated April 26, 2005, appointing Cedric de Bailliencourt agent and attorney-in-fact, by and among Mr. Vincent Bollore, Bollore Medias Investissements, Bollore Investissement and Messrs. Marc Bebon, Cedric de Bailliencourt and Thierry Marraud, filed as
Exhibit 3 to this Amended Schedule 13D.

                                INDEX OF EXHIBITS

Exhibit No.   Exhibit Description
-----------   -------------------

Exhibit 1 Information Concerning Reporting Persons and Their Executive Officers and Directors

Exhibit 2 Transactions in Havas Ordinary Shares by the Bollore Filing Persons in the past 60 days

Exhibit 3     Joint Filing Agreement, dated April 26, 2005.

                                                                       EXHIBIT 1

      INFORMATION CONCERNING REPORTING PERSONS AND THEIR EXECUTIVE OFFICERS
                                 AND DIRECTORS

Except as otherwise indicated below, all persons named in this Exhibit 1 are French citizens or entities organized under the laws of France.

1.       MR. VINCENT BOLLORE
         -------------------

         Principal Business Address:
         Tour Bollore
         31/32 quai de Dion Bouton,
         92800 Puteaux, France.

         Principal Occupation:    President of the Bollore Group.

2.       BOLLORE MEDIAS INVESTISSEMENTS (BMI)
         ------------------------------------

         BMI is ultimately controlled by Mr. Vincent Bollore.

         Principal Business Address:
         Tour Bollore
         31/32 quai de Dion Bouton
         92800 Puteaux, France

         Principal Business:  Holding and acquisition of interests in companies.

         Chief Executive Officer: Mr. Marc Bebon.

3.       BOLLORE INVESTISSEMENT (BI)
         ---------------------------

         BI is ultimately controlled by Mr. Vincent Bollore.

         Principal Business Address:
         Tour Bollore
         31/32 quai de Dion Bouton
         92800 Puteaux, France

         Principal Business:  Holding and acquisition of interests in companies.

         Directors and Executive Officers of Bollore Investissement:

                  Chairman:         Mr. Vincent Bollore

                  Chief Executive Officer:  Mr. Cedric de Bailliencourt.

                  Vice Chairman:    Comte Edouard de Ribes

                                            Principal Business Address:
                                            Tour Bollore
                                            31/32 quai de Dion Bouton
                                            92800 Puteaux, France

                                            Principal Occupation: Vice President
                                            of Bollore Investissement

                  Vice Chairman:    Mr. Antoine Bernheim*

                                            Principal Business Address:
                                            121 boulevard Haussmann
                                            75008 Paris, France

                                            Principal Occupation: President and
                                            Director of Assicurazioni Generali
                                            S.p.A.

                  Directors:        AGF Holding*

                                            Principal Business Address:
                                            87 rue de Richelieu
                                            75002 Paris, France

                                            Principal Business: Holding and
                                            acquisition of interests in
                                            companies, notably in the insurance
                                            business.


                                    Bollore Participations

                                            Principal Business Address:
                                            Odet
                                            29500 Ergue Gaberic, France

                                            Principal Business: Holding and
                                            acquisition of interests in
                                            companies.

                                    Mr. Jean-Louis Bouquet

                                            Principal Business Address:
                                            Tour Bollore
                                            31/32 quai de Dion Bouton
                                            92800 Puteaux, France

                                            Principal Occupation: Chairman of
                                            the Board of Batscap.

                                    Financiere V

                                            Principal Business Address:
                                            Odet
                                            29500 Ergue Gaberic, France

                                            Principal Business: Holding and
                                            acquisition of interests in
                                            companies.

                                    Groupama SA*

                                            Principal Business Address:
                                            8/10 rue d'Astorg
                                            75413 Paris 08, France

                                            Principal Business: Insurance.

                                    Mr. Denis Kessler*

                                            Principal Business Address:
                                            1 avenue du General de Gaulle
                                            92074 La Defense cedex, France

                                            Principal Occupation: Chairman and
                                            Chief Executive Officer of SCOR.

                                    Mr. Michel Renault*

                                            Principal Business Address:
                                            88 rue de Tocqueville
                                            75017 Paris, France

                                            Principal Occupation: Directors of
                                            companies.

                                    Mr. Jean-Paul Parayre*

                                            Principal Business Address:
                                            130 rue deSilly
                                            92100 Boulogne, France

                                            Principal Occupation: President of
                                            the Supervisory Board of Vallourec.

                                    Mr. Olivier Roussel*

                                            Principal Business Address:
                                            17 rue du Colisee
                                            75008 Paris, France

                                            Principal Occupation: President of
                                            ACOR SAS.

                  * Independent director or independent company

4.       MR. MARC BEBON
         --------------
         Principal Business Address:
         Tour Bollore
         31/32 quai de Dion Bouton,
         92800 Puteaux, France.

         Principal Occupation:  Treasurer Manager of the Bollore Group.

5.       MR. CEDRIC DE BAILLIENCOURT
         ---------------------------
         Principal Business Address:
         Tour Bollore
         31/32 quai de Dion Bouton,
         92800 Puteaux, France.

         Principal Occupation:  Chief Executive Officer of Bollore
                                Investissement.

6.       MR. THIERRY MARRAUD
         -------------------
         Principal Business Address:
         Tour Bollore
         31/32 quai de Dion Bouton,
         92800 Puteaux, France.

         Principal Occupation:  Finance Director of the Bollore Group.

                                                                       EXHIBIT 2

       TRANSACTIONS IN HAVAS ORDINARY SHARES BY THE BOLLORE FILING PERSONS
                             FROM: FEBRUARY 28, 2005
                               TO: APRIL 28, 2005

                                                                 PRICE         NUMBER OF
NAME                       TRANSACTION          DATE           (IN (EURO))      SHARES
------------------------   --------------   --------------   -------------   -------------

Vincent Bollore            Purchase          04/21/2005          4.56           1,000

BMI                        None                   -               -               -

BI                         Purchase          04/21/2005          4.55            100

Cedric de Bailliencourt    Purchase          04/21/2005          4.59            100

Marc Bebon                 Purchase          04/21/2005          4.59            100

Thierry Marraud            Purchase          04/21/2005          4.51            100

                                                                       EXHIBIT 3

                             JOINT FILING AGREEMENT

The undersigned persons hereby agree that reports on Schedule 13D, and any amendments thereto, may be filed in a single statement on behalf of all such persons, and further, each such person designates Cedric de Bailliencourt as its agent and attorney-in-fact for the purpose of executing any and all such reports required to be made by it with the Securities and Exchange Commission.


Dated: April 26, 2005

                                    VINCENT BOLLORE

                                    By:    /s/ Vincent Bollore
                                           -------------------------
                                    Name:  Vincent Bollore


                                    BOLLORE MEDIAS INVESTISSEMENTS

                                    By:    /s/ Marc Bebon
                                           -------------------------
                                    Name:  Marc Bebon
                                    Title: President


                                    BOLLORE INVESTISSEMENT

                                    By: /s/ Cedric de Bailliencourt
                                        ----------------------------------------
                                        Name:  Cedric de Bailliencourt
                                        Title: Chief Executive Officer


                                    MARC BEBON

                                    By: /s/ Marc Bebon
                                        ----------------------------------------
                                        Name:  Marc Bebon


                                    CEDRIC DE BAILLIENCOURT

                                    By: /s/ Cedric de Bailliencourt
                                        ----------------------------------------
                                        Name:  Cedric de Bailliencourt


                                    THIERRY MARRAUD

                                    By: /s/ Thierry Marraud
                                        ----------------------------------------
                                        Name:  Thierry Marraud